MEMORANDUM OF UNDERSTANDING


                  WHEREAS, on or about November 25, 1998, Sbarro, Inc. ("Sbarro") announced that it had received a proposal from the Sbarro family (the "Acquisition Group") to acquire for $27.50 cash per share the Sbarro shares that they collectively did not already own in a transaction to be structured as a cash merger (the "Merger") with a company to be owned by the Acquisition Group (the "Merger Proposal"); and

                  WHEREAS, five putative class action lawsuits challenging the Merger Proposal were filed by Sbarro shareholders and are pending in the Supreme Court of the State of New York, County of New York (the "Actions"); and

                  WHEREAS, as a result of the pendency of the Actions, counsel for plaintiffs in the Actions and representatives of the Acquisition Group and Sbarro conducted negotiations in an effort to reach a settlement of the Actions in conjunction with the consideration of the Merger Proposal by the Special Committee of the Board of Directors of Sbarro appointed to consider the Merger Proposal (the "Special Committee"); and

                  WHEREAS, as a result of discussions and negotiations that the Acquisition Group had with plaintiffs' counsel and with the Special Committee, the Acquisition Group has agreed to the terms of the revised Merger Proposal discussed below;

                  NOW THEREFORE, as a result of the foregoing, the parties to the Actions, by their respective attorneys, have reached an agreement-in-principle providing for the settlement of the Actions (the "Settlement") on the terms and subject to the conditions set forth below in this memorandum of understanding (the "Memorandum"):

                  1. The purpose of this Memorandum is to set forth the agreement-in-principle of the parties to the Actions with respect to the matters addressed below.

                  2. In full settlement of any and all claims whatsoever which have been or could have been made in the Actions, all of which shall be released and discharged:

                          a. Subject to the approval of a merger  agreement (the
"Merger Agreement") by the Special Committee, the board of directors of Sbarro, the Acquisition Group and the Sbarro stockholders, and the satisfaction or waiver of all conditions to closing thereunder, the Acquisition Group may proceed with the Merger in which the holders of Sbarro stock, other than the Acquisition Group, will receive $28.85 cash per share (the "Merger Consideration").

                          b. The  parties  to the  Actions  agree  that the cash
consideration of $28.85 per Sbarro share, representing a $1.35 per share increase over the initial Merger Proposal constitutes fair, adequate and reasonable consideration to be paid to the holders of Sbarro stock other than the Acquisition Group and for the settlement of all claims which were raised or could have been raised by plaintiffs or any members of the Class (as defined below) in the Actions.

                  3. The parties to the Actions will use their best efforts to complete the discovery contemplated by this Memorandum and to agree upon, execute and present to the Supreme Court, New York County, as soon as practicable, a formal Stipulation of Settlement and such other documents as may be necessary and appropriate in order to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Actions and any other related actions in the manner contemplated herein and by the Stipulation of Settlement. Pending the negotiation and execution of the Stipulation of Settlement, all proceedings in the Actions, except for Settlement-related proceedings pursuant to this Memorandum of Understanding, shall be suspended.

                  4. The Stipulation of Settlement expressly will provide as follows:

                          a. for the conditional  certification  of the Actions,
for settlement purposes only, as a class action pursuant to Article 9 of the New York Civil Practice Law and Rules on behalf of a class consisting of all record and beneficial owners of Sbarro stock during the period beginning on and including the close of business on November 25, 1998 through and including the date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them, and excluding the defendants in the Actions and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants (the "Class")

                          b.  for  the  complete   discharge,   dismissal   with
prejudice, settlement and release of, and an injunction barring, all claims, demands, rights, actions or causes of actions, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature, that have been or could have been asserted in the Actions or in any court, tribunal or proceeding by or on behalf of any member of the Class, whether individual, class, representative, legal, equitable or any other type or in any capacity against defendants in the Actions or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, members, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons").

                          c. that  defendants  in the Actions have  denied,  and
continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the plaintiffs, the Class or anyone;

                          d. that  defendants  in the Actions are entering  into
the Stipulation of Settlement in part because the Settlement would eliminate the distraction, burden and expense of further litigation;

                          e.  subject to the Order of the Court,  pending  final
determination of whether the Settlement provided for in the Stipulation of Settlement should be approved, that plaintiffs and all members of the Class, and each of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any released claim, either directly, representatively, derivatively or in any other capacity, against any defendant in the Actions which have been or could have been asserted, or which arise out of or relate in any way to any of the transactions or events described in any complaint or amended complaint in the Actions.

                          f.  defendants may withdraw from the settlement if the
holders of more than 1,000,000 shares of common stock of Sbarro shall have requested exclusion from the Class.

                  5.  The  Settlement   contemplated   by  this   Memorandum  of
Understanding will not be binding upon any party until, and is otherwise subject to:

                          a. the completion by plaintiffs in the Actions of such
documentary discovery and/or oral depositions or interviews as reasonably are requested by them and agreed to by the respective party from whom discovery is requested;

                          b. a formal  Stipulation of Settlement (and such other
documentation as may be required to obtain final approval by the Court of the Settlement) has been executed by counsel for the parties to the Actions, which Stipulation of Settlement shall include a provision permitting defendants to terminate the Settlement if, prior to the effective time of the Merger, any action is pending in any state or federal court which raises any settled claims against any of the Released Persons;

                          c. the consummation of the Merger;

                          d. final approval by the Court of the Settlement  (and
the exhaustion of possible appeals, if any) and the dismissal of the Actions by the Court with prejudice and without awarding costs to any party (except as provided herein) have been obtained, and entry by the Court of a final order and judgment containing such release language as is negotiated by the parties and contained in the Stipulation of Settlement; and

                          e. the determination by defendants in the Actions that
the dismissal of the Actions in accordance with the Stipulation of Settlement will result in the release with prejudice of the settled claims.

                  6. This Memorandum of Understanding shall be null and void and of no force and effect should any of the conditions herein not be met or should plaintiffs' counsel determine in good faith, based upon the discovery contemplated by this Memorandum, that the proposed Settlement is not fair, reasonable and adequate; in such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions nor to entitle any party to the recovery of costs and expenses incurred to implement this Memorandum of Understanding (except as provided in paragraph 7 hereof for the costs of notice of the Settlement).

                  7. Plaintiffs' counsel intend to apply to the Court for an award of attorneys' fees (inclusive of disbursements and fees), in an amount of no more than $2.1 million, to be paid by Sbarro pursuant to the terms of the Stipulation of Settlement following final Court approval of the Settlement and the entry of an order awarding fees and expenses by the Court. Defendants agree that they will not oppose such an application. Defendants shall be responsible for providing notice of the Settlement to the members of the Class and shall pay the costs and expenses relating to providing notice of the Settlement to the Class.

                  8. Neither this Memorandum of Understanding nor any provision hereof shall be deemed a presumption, concession or an admission by any defendant in the Actions of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Actions, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative.

                  9. This Memorandum of Understanding constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the signatories hereto.

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



                  10. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of laws that might otherwise govern under applicable conflict of laws principles.

                  11. This Memorandum will be executed by counsel for the parties to the Actions. This Memorandum may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. By signing this Memorandum, counsel for plaintiffs in the Actions represent that they have authority to act on behalf of all plaintiffs and their counsel in all of the actions constituting the Actions.

                  12. This Memorandum of Understanding shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs and assigns.

                  IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.


ABBEY GARDY & SQUITIERI, LLP                PARKER CHAPIN FLATTAU
                                               & KLIMPL, LLP


By:  /s/  Arthur N. Abbey                   By: /s/ Richard Rubin
     ---------------------------                ----------------------------
     Arthur N. Abbey                            Richard Rubin
     212 East 39th Street                       1211 Avenue of the Americas
     New York, New York 10016                   New York, New York 10036
     (212) 889-3700                             (212) 704-6000


BERNSTEIN LITOWITZ BERGER                   WILLKIE FARR & GALLAGHER
  & GROSSMANN LLP


By: /s/ Jeffrey A. Klafter                  By:  /s/  Stephen W. Greiner
    -----------------------------                ---------------------------
        Jeffrey A. Klafter                            Stephen W. Greiner
        1285 Avenue of the Americas                   787 Seventh Avenue
        New York, New York 19919                      New York, New York 10019
        (212) 554-1400                                (212) 728-8000



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


GOODKIND LABATON RUDOFF                        WARSHAW BURSTEIN COHEN
  & SUCHAROW LLP                                 SCHLESINGER & KUH, LLP


By: /s/ Jonathan M. Plasse                     By: /s/ Arthur A. Katz
    -----------------------------                  -----------------------------
        Jonathan M. Plasse                             Arthur A. Katz
        100 Park Avenue                                555 Fifth Avenue
        New York, New York 10017                       New York, New York 10017
        (212) 907-0700                                 (212) 984-7700


On behalf of:

ENTWISTLE & CAPPUCCI LLP 400 Park Avenue, 16th Floor New York, New York 10022
(212) 894-7200

WECHSLER HARWOOD HALEBIAN & FEFFER, LLP
488 Madison Avenue, 8th Floor
New York, New York  10022
(212) 935-7400

WOLF POPPER, LLP
845 Third Avenue
New York, New York  10022
(212) 759-4600

BERNSTEIN LIEBHARD & LIFSHITZ, LLP 10 East 40th Street New York, New York 10016
(212) 779-1414

LOWEY DANNENBERG BEMPORAD & SELINGER, P.C.
The Gateway Building
1 North Lexington Avenue
White Plains, New York  10601
(914) 997-0500

FINKELSTEIN THOMPSON & LOUGHRAN
Suite 601
1055 Thomas Jefferson Street, N.W.
Washington, D.C. 20007
(202) 337-8000


Dated: January 19, 1999

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